

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Vince M. Guest
President and Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer
and Director
Universal Bioenergy, Inc.
19800 Mac Arthur Blvd., Suite 300
Irvine, CA 92612

> **Re:** **Universal Bioenergy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **File No. 333-123465**
> **Response letter dated November 8, 2013**
> **Schedule 13D filed on October 23, 2013 by Global Energy Group LLC**
> **File No. 005-84761**

Dear Mr. Guest:

We have limited our review of your response letter and filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Response letter dated November 8, 2013

1.   We note your response to comment 4 in our letter dated October 8, 2013 and the disclosure you provided in your Form 10-K for the transition period ended June 30, 2013 that "Global Energy Group's controlling entity has been disclosed to us as Rainco Management LLC and the control person for Rainco Management LLC is N. C. Singletary." It is unclear to us why you did not disclose this information sooner and why you previously characterized the purchaser of notes as "undetermined" and a "non-affiliated party." For example, we note your disclosure on page 25 of the Form 10-Q for the fiscal quarter ended March 31, 2013 that the promissory notes converted on April 10, 2013 were previously purchased from existing note-holders on January 11, 2013 by a

"non-affiliated party." In addition, we note your disclosure on page 25 that the "purchasing party was Global Energy Group, and its controlling person ha[s] not been disclosed to us and is undetermined at this time." Considering your disclosure on page 7 of the Form 10-K for the transition period ended June 30, 2013 that Solomon Ali, your Senior Vice President of Corporate Finance and Investor Relations, served as CEO of Rainco Industries and that your web-site refers to Rainco Industries as a consultant, it is unclear to us how you were unaware that they were the purchaser of your notes and, accordingly, were an affiliate. Please provide the analysis by which you determined the un-affiliated status of Global Energy Group LLC, as well as your analysis regarding the "undetermined" identity of the control person of Global Energy Group LLC.

Schedule 13D

2.   Please advise your controlling shareholder of the need to re-file the Schedule 13D such that all beneficial owners of the subject securities are reporting persons, and include appropriate corresponding disclosure. Please refer to Rule 13d-3(a) for the definition of a beneficial owner.

3.   Please also advise your controlling shareholder of the need to revise the disclosure under Item 2 to include the correct address(es) of the reporting person(s). The existing disclosure is unclear in this regard.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director